Renaissance Institutional Management LLC

Statement of Financial Condition
As of December 31, 2020

Renaissance Institutional Management LLC

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Renaissance Institutional Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber — 212-829-4490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Institutional Management LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Financial Officer

Title

Based upon "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Renaissance Institutional Management LLC is making this filing without a notarization.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member of Renaissance Institutional Management LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Renaissance Institutional Management LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

3

Renaissance Institutional Management LLC

Statement of Financial Condition

December 31, 2020

Assets:	
Cash and cash equivalents	$ 1,559,713
Prepaid expenses	33,281
Fixed assets, net of accumulated depreciation of $253,957	149,606
Total Assets	**$ 1,742,600**

Liabilities and Member's Equity

Total Liabilities	$ -
Commitments and contingencies (see note 6)	
Member's Equity	1,742,600
Total Liabilities and Member's Equity	**$ 1,742,600**

The accompanying notes are an integral part of the statement of financial condition.

Renaissance Institutional Management LLC

Notes to Statement of Financial Condition

1. Organization and Business

Renaissance Institutional Management LLC ("RIM" or the "Company") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

RIM engages in the private placement of securities and the referral of clients and investors to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, and to private investment funds managed by the Member. RIM is a wholly owned subsidiary of the Member.

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 as the Company limits its business activities exclusively to (1) the private placement of securities; and (2) the referral of clients and investors to the Member, and to private investment funds managed by the Member, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3 throughout the year ended December 31, 2020, without exception.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

All values in the statement of financial condition are stated in U.S. dollars.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original or remaining maturities of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at one global financial institution. This includes amounts invested in short-term money market instruments. At times, deposits at this institution may exceed federally insured amounts. The Company has not experienced any losses on its cash equivalents during the year ended December 31, 2020 and believes that holding such equivalents does not expose the Company to significant credit risk. The Company did not maintain any restricted cash balances throughout the year ended December 31, 2020.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board Accounting ("FASB") issued Accounting Standards Update ("ASU") *2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which clarifies guidance on the accounting for credit losses, requiring immediate recognition of management's estimates

of current expected credit losses ("CECL"). ASU 2016-13 is effective for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Effective January 1, 2020, the Company has adopted ASU 2016-13, which did not require any adjustment to the Member's Equity as the Company does not hold any financial instruments within the scope of this pronouncement.

Current Expected Credit Losses

FASB Accounting Standards Codification 326-20 ("ASC 326-20"), *Financial Instruments – Credit Losses* requires companies to estimate expected credit losses over the life of financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

ASC 326-20 requires recording the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, if any, the allowance for credit losses would be reported as a valuation account on the statement of financial condition that would be deducted from the asset's amortized cost basis. Changes in the allowance for credit losses, if any, would be reported as a credit loss expense.

For the year ended December 31, 2020, there were no financial assets within the scope of this pronouncement and therefore no associated allowances for credit losses or changes in the allowances for credit losses are included in the accompanying financial statements.

3. Related Party Transactions

Net receivables from the Member were settled through a deemed distribution to Member of $2,179,080 as of December 31, 2020. This deemed distribution and a contribution from Member of $354,568 are reflected within the Member's Equity balance on the statement of financial condition. In the future any net receivables from the Member will be similarly settled on an annual basis.

4. Fixed Assets, Net

Fixed assets, net consists of the following:

December 31, 2020	Estimated Useful Lives	Amount
Equipment	5 years	$ 333,556
Software	3 years	70,007
		403,563
Less: Accumulated depreciation		(253,957)
Total fixed assets, net of accumulated depreciation		$ 149,606

Any maintenance costs that materially increase the useful life of the asset are capitalized to the asset's cost basis. Management has reviewed fixed assets for impairment, no such losses were recorded for the year ended December 31, 2019.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2020, the Company had regulatory net capital of $1,559,713 and a regulatory net capital requirement of $5,000. As the Company had no liabilities as of December 31, 2020, the Company's ratio of aggregate indebtedness to regulatory net capital was 0 to 1 at December 31, 2020.

6. Commitments and Contingencies

Management has policies and procedures in place to assess and review for commitments and contingent liabilities. Throughout the year and as of December 31, 2020 there were no such commitments or contingent liabilities.

7. Subsequent Events

The Company evaluated all events that occurred from January 1, 2021 through February 18, 2021, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's statement of financial condition.